

February 24, 2014

Via E-mail
Kaylene M. Lahn
Senior Vice President
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501

     Re: **Heritage Financial Corporation**
             Amendment No. 2 to Registration Statement on Form S-4
             Filed February 14, 2014
             File No. 333-192985

Dear Ms. Lahn:

We have reviewed your amended registration statement, related response letter, and the material confidentially provided, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 14, 2014

The Merger, page 45

1.   We note your revisions and response to comments 4, 5, and 6 in our comment letter dated February 7, 2014 and reissue. For example, revise to disclose:

  - Washington Banking's price target and range, in the first full paragraph on page 48, as well as any developments that lead to acceptance of a price outside of that range;
  - Which side suggested the 0.89 exchange ratio, how it was reached internally, and whether there was any negotiation over the exchange ratio;
  - How the agreed upon 0.89 exchange ratio affected to the composition of shareholder compensation to be received in cash and stock, which until that point is only discussed in terms of a percentage and not as an exchange ratio;

- The reasoning behind both sides' position seeking to alter the relative mix of shareholder compensation in stock and cash, as opposed to maximizing or minimizing, as applicable, the total deal price; and
- How and when the outstanding Washington Banking options and restricted stock units were addressed and then negotiated over, including every position either side took in the negotiations and the development of any changes from these positions.

Heritage's Reason for the merger…, page 53

2.   We note your response to comment three in our letter dated February 7, 2014 where D.A. Davidson confirmed that "there are not any items in the fairness materials…provided to the Heritage Board that did not support a recommendation to proceed." However, we also note your disclosure on page 65 that Washington Banking's ratio of loan loss reserves to nonperforming loans was significantly below other target banks as compared to precedential transactions, both nationwide and in the Western U.S. Please explain why these items do "support a recommendation to proceed," otherwise revise to disclose that the Board noted these analyses and explain why, despite these analyses, it still recommended the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        John F. Breyer, Jr., Esq.